UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

GasLog Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y2687W108

(CUSIP Number)

GasLog Ltd.
c/o GasLog LNG Services Ltd.
69 Akti Miaouli
18537 Piraeus
Greece

Copy to:
Alexandros Laios, General Counsel
c/o GasLog LNG Services Ltd.
69 Akti Miaouli
18537 Piraeus
Greece
+30 210 459 1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2687W108	13D

1	NAMES OF REPORTING PERSONS
GasLog Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,036,602(1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
16,036,602

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,036,602

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
As of the date hereof, GasLog Ltd., a Bermuda exempted company (“GasLog” or the “Reporting Person”), beneficially owns all outstanding 16,036,602 common units representing limited partner interests (“Common Units”) in GasLog Partners LP (the “Issuer”). In addition, GasLog beneficially owns through its wholly owned subsidiary, GasLog Partners GP LLC, 100% of the general partner interests in the Issuer.

(2)	The percent ownership is calculated based on an aggregate number of 16,036,602 Common Units issued and outstanding as of July 13, 2023, as reported by the Issuer to the Reporting Person.

The purpose of this Amendment No. 5 to the Schedule 13D filed by GasLog with the Securities and Exchange Commission (the “SEC”) on April 27, 2018, as amended by the Amendment No. 1 to Schedule 13D filed by GasLog with the SEC on November 27, 2018, the Amendment No. 2 to Schedule 13D filed by GasLog with the SEC on June 26, 2019, the Amendment No. 3 to Schedule 13D filed by GasLog with the SEC on January 25, 2023 and the Amendment No. 4 filed by GasLog with the SEC on April 7, 2023 (as amended, the “Amended Schedule 13D”), is to amend certain portions of the Amended Schedule 13D as described herein.  Except as set forth below, all Items in the Amended Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Amended Schedule 13D is hereby amended by adding the following paragraph:

The total consideration paid for the Common Units not already owned by GasLog in connection with the Merger was approximately $194.3 million. In addition, in connection with the transactions contemplated by the Merger Agreement, the Issuer paid to holders of Common Units (other than the Reporting Person) the Special Distribution in an aggregate amount of approximately $118.7 million. The consideration paid by the Reporting Person was funded through cash on hand, the proceeds from the Special Distribution received by the Reporting Person and the borrowing of a term loan which was subsequently repaid in full.

Item 4. Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended by adding the following paragraphs above the last paragraph in Item 4:

Merger Closing

On July 13, 2023, the Issuer completed the Merger, upon which the separate corporate existence of Merger Sub ceased, with the Issuer as the surviving company in the Merger. The Merger became effective at 6:30 a.m. Eastern Time on July 13, 2023 (the “Effective Time”) pursuant to the certificate of merger that was issued by the Registrar of Corporations of the Marshall Islands on such date.

At the Effective Time, each Common Unit that was issued and outstanding immediately prior to the Effective Time (other than Common Units that, as of immediately prior to the Effective Time, were held by the Reporting Person) was converted into the right to receive $5.37 in cash, without interest.

Promptly after completion of the Merger and related transactions, the Common Units of the Issuer were delisted from the New York Stock Exchange.

Item 5. Interest in Securities of the Issuer.

(a)-(b)  The information set forth on the cover pages to this Schedule 13D/A are incorporated by reference into this Item 5.

(c)

The information set forth in Item 4 is incorporated by reference into this Item 5.

On July 3, 2023, the Issuer issued to GasLog 415,000 Common Units in connection with GasLog’s election to convert its Class B-4 units issued upon the elimination of GasLog’s incentive distribution rights in June 2019.

Except as otherwise described herein, neither the Reporting Person nor, to the Reporting Person’s knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)-(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information provided or incorporated by reference in Items 3 and 4 are hereby incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2023

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	Chief Executive Officer